February 22, 2011

Re:	Mymetics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-K/A filed January 5, 2011
File NO. 000-25132

Form 10-K for the Year Ended December 31, 2009

Item 1.  Business, page 4

1.           We note your response to comment 1 of our February 8, 2011 comment letter.  It appears that your proposed disclosure has omitted the milestone and royalty information previously disclosed for the Inserm Exploitation Agreement dated January 8, 2008. Please confirm that you will reinstate this information to the discussion in your 2010 Form 10-K.
.
Response:  We confirm that we will reinstate the milestone and royalty information regarding the Inserm Exploitation Agreement dated January 8, 2008 in our 2010 Form 10-K.

In responding to your comment letter, Mymetics acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do notforeclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Ronald Kempers, at 011-41-21-653-4535.

Very truly yours,

/s/ Jacques-François Martin
Jacques-François Martin, President and CEO

cc: Ernest M. Stern, Esq.

European Executive Office Route de la Corniche 4 CH - 1066 Epalinges Phone: +41 (0)21 653 45 35 Fax: +41 (0)21 653 24 73